Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim financial statements and related notes for the period ended September 30, 2005 as well as the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004. All amounts are expressed in Canadian dollars unless otherwise noted. Except as discussed below, all other factors referred to and discussed in the MD&A for the fiscal year ended December 31, 2004 remain substantially unchanged.

Overview of the Business

ViRexx Medical Corp. (“ViRexx” or the “Company”) is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors. ViRexx has three technology platforms, all of which harness the body’s power to cure. The antibody-based immunotherapy (“AIT™”) and Chimigen™ platforms are designed to educate the immune system to recognize and remove certain cancer and chronic viruses.

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to most member nations of the European Union and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and Genesis Pharma S.A. for certain European and Middle-East countries.

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B. HepaVaxx B is anticipated to begin a Phase I clinical trial in the fourth quarter of 2005. Our second Chimigen™ vaccine, HepaVaxx C, is a therapy for the treatment of chronic hepatitis C and is progressing well in preclinical studies.

The Targeted-Autothrombogenic Cancer Therapy (“T-ACT™”) platform is designed to cut off the blood supply to tumors, leading to tumor tissue starvation and tumor death. The lead product candidate of the T-ACT™ platform is Occlusin Injection™, a treatment for uterine fibroids and tumors of the liver. A Phase I clinical trial using the Occlusin Injection™ therapy has begun for liver cancer patients.

Results of Operations

Financial Highlights

The Company recorded a net loss for the three and nine months ended September 30, 2005 of $2,005,191 or ($0.04) per share and $5,716,701 or ($0.10) per share, as compared with a net loss of $962,987 or ($0.04) per share and $2,306,190 or ($0.09) per share for the corresponding periods ended September 30, 2004. The expenditure increase is primarily attributable to an increase in preclinical, product development and clinical trial activity. In the third quarter of 2005, the Company continued enrollment in the Occlusin™ Injection Phase I clinical trial and manufactured clinical grade material for HepaVaxx B.

Research and Development

Research and development expenses for the three and nine months ended September 30, 2005, totaled $1,290,690 and $3,279,150, an increase of $692,173 and $2,100,887 from $598,517 and $1,178,263 in research and development expenses incurred for the corresponding periods ended September 30, 2004. The increase in research and development expenses was due to:

-	Manufacturing of clinical material for the HepaVaxx B Phase I trial
-	Increase in number of staff members and general cost increases related to staff
-	Use of third party consultants to accelerate HepaVaxx B preclinical activities
-	Completion of Occlusin™ 50 Injection preclinical activities (including manufacturing) and ongoing Phase I clinical trial
-	Decrease in offsetting government assistance
Research and development expenditures are net of government assistance received. Government assistance for the three and nine months ended September 30, 2005 totaled $0 and $45,000, a decrease of $88,969 and $499,430 from $88,969 and $544,430 recorded for the corresponding periods ended September 30, 2004. Government assistance related to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada and a technology commercialization award from the Alberta Heritage Foundation for Medical Research (“AHFMR”).

The detail of government assistance is as follows:

	For three months	For three months	For nine months	For nine months
	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Sept 30,
	2005	2004	2005	2004
	$	$	$	$
IRAP	-	88,969	45,000	364,430
AHFMR	-	-	-	180,000
	-	88,969	45,000	544,430

Corporate Administration

Corporate administration expenses for the three and nine months ended September 30, 2005, totaled $716,737 and $2,325,743, an increase of $327,065 and $1,190,767 from $389,672 and $1,134,976 in general and administration expenses recorded for the corresponding periods ended September 30, 2004. The increase in general and administrative expenses was due to:

-	Consulting and professional fees associated with investor relations and corporate communication activities
-	Increase in number of staff members and salary increases awarded to staff
-	Costs related to the acquisition of AltaRex Medical Corp.
-	Elevated insurance premiums and expanded insurance coverage (director & officer insurance)
-	Stock-based compensation expense recorded for options granted

Stock-based Compensation

Effective January 1, 2004, the Company became subject to the additional requirements of the CICA relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, the Company recorded an adjustment to the opening 2004 deficit in the amount of $734,773, representing the expense for the 2002 and 2003 fiscal years. Total stock-based compensation expense for the three and nine months ended September 30, 2005 totalled $18,385 and $324,044, respectively. Stock-based compensation has been allocated to the following expense categories:

	For three months	For three months	For nine months	For nine months
	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Sept 30,
	2005	2004	2005	2004
	$	$	$	$
Research & development	4,964	8,621	26,851	30,015
Corporate administration	13,421	47,854	315,578	170,084
	18,385	57,475	324,044	200,099

Depreciation and Amortization

Depreciation and amortization expense for the three and nine months ended September 30, 2005 totaled $700,597 and $2,088,113, an increase of $687,880 and $2,053,817 from $12,717 and $34,296 recorded for the corresponding periods ended September 30, 2004. The increase in depreciation and amortization expense is due to intellectual property being amortized and charged to operations. Also, additional fixed assets were purchased over the course of the last twelve months. The detail of amortization expenses is as follows:

	For three months	For three months	For nine months	For nine months
	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Sept 30,
	2005	2004	2005	2004
	$	$	$	$
Property and equipment	35,582	12,196	93,069	32,733
Intellectual property	665,015	521	1,995,044	1,563
	700,597	12,717	2,088,113	34,296

Intellectual Property

Patent and trademark expenses for the three and nine months ended September 30, 2005 totalled $152,053 and $349,873 compared with $170,093 and $243,165 for the corresponding periods ended September 30, 2004. This amount is included under the caption of research and development expenses.

The Company will continue to incur significant patent costs during the remainder of 2005 and in future years to protect its technologies. The Company anticipates third party intellectual property costs of approximately $500,000 in 2005. All 2005 patent costs will be funded from working capital.

Capital Expenditures

Capital expenditures on property and equipment were $38,259 and $130,505 for the three and nine months ended September 30, 2005 compared with $3,708 and $55,119 for the corresponding periods ended September 30, 2004.

Currently the Company has no significant commitments for property and equipment expenditures and capital expenditures will be funded from working capital and/or capital leases.

Liquidity and Capital Resources

The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and milestone and royalty payments from license and collaboration agreements.
On September 7, 2005 the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.20 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.20 per share until September 9, 2007.

At September 30, 2005, the Company’s cash and cash equivalents totaled $8,319,266 as compared with $9,462,988 at December 31, 2004. The Company’s net cash used in operating activities amounted to $1,672,860 and $4,817,845 for the three and nine months ended September 30, 2005 and reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During the three and nine months ended September 30, 2005, the Company raised $1,963,136 and $3,179,195 from the completion of the private placement, exercise of warrants and stock options net of share issuance and normal course issuer bid costs.

The Company has minimal exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a change in foreign exchange rates.

At September 30, 2005, the Company had 58,608,545 shares outstanding. The number of stock options outstanding at September 30, 2005 was 6,120,200 and could generate proceeds of $3,906,450 if exercised. As at September 30, 2005, 12,935,519 warrants were outstanding. Subsequent to the quarter ending, 9,886,720 warrants expired on October 14, 2005. The remaining warrants if exercised could generate proceeds of $4,391,158.

The Company's future funding needs vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive product candidates and the availability of other financing.

Convertible Debenture

On August 15, 2002, United Therapeutics was issued a note payable (the “United Note Payable”) in exchange for proceeds of US$433,310 and was secured by the intellectual property of the AIT™ Platform. Interest was paid on the United Note Payable quarterly at 6% per annum. On August 23, 2005 the United Note Payable principal balance was converted into 485,300 common shares of the Company at a price of Cdn $1.07 per share. As at December 31, 2004, the value of the convertible debenture reflecting exchange rates at that time was $502,215.

On September 20, 2002, the Company issued three convertible debentures (“Convertible Debenture”) totaling $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. The debentures were secured by a specific charge against the T-ACT™ Technology patents. The debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to September 20, 2005. In 2003, $235,000 of these debentures was converted to common shares. In the quarter ending September 30, 2005 the Company redeemed $200,000 of these debentures and converted $75,000 into 75,800 common shares of the Company at a price of Cdn $0.95 per share. Pending resolution a balance of $175,000 remained outstanding as at September 30, 2005.

	As of September 30,	As of December 31,
	2005	2004
	$	$
United Note Payable	-	502,215
Canadian dollar convertible debentures	175,000	450,000
Accrued interest	36,140	144,009
Equity component	(22,990)	(59,118)
	234,130	1,037,106

Risks and uncertainties

Management believes that the Company’s current financial position will be sufficient to meet working capital and capital requirements up to Quarter 3 in 2006. However, ViRexx’s funding needs may vary depending upon a number of factors including progress of the Company’s research and development programs, the number and breadth of these programs, the costs associated with completing future clinical trials and the regulatory process, collaborative and license agreements with third parties, ViRexx’s potential decision to in-license or acquire additional product candidates for development and defending or enforcing ViRexx’s patent claims and other intellectual property rights. In the future, ViRexx will need to raise additional funds to continue its research and development programs and to commence or continue the pre-clinical and clinical trials needed to obtain regulatory and marketing approvals. There can be no assurance that such funds will be available on favorable terms, or at all.

The Company’s drug product candidates are at a development stage. As such, they have not been approved by regulatory authorities in any relevant jurisdiction and have not yet been marketed commercially. The future performance of ViRexx will be impacted by a number of important factors, including in the short-term, its ability to continue to generate cash flow from equity financings and the status of its License Agreement with United Therapeutics Corporation, and longer term, its ability to generate royalty or other revenues from licensed technology and bringing new product candidates to the market. The Company’s future success will require efficacy and safety of its product candidates and regulatory approval for these product candidates. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement.

The Company has minimal exposure to exchange risk as it holds a portion of its cash and short-term investments in US denominated funds. As of September 30, 2005, US denominated cash and cash equivalents and short-term investments amounted to $132,825. The Company does not engage in hedging nor does it use derivatives to reduce foreign currency risk.

ViRexx’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company’s business in the biotechnology industry. The expectations of securities analysts about the Company’s financial or scientific results could have a significant effect on the trading price of the Company’s shares.

A detailed list of the risks and uncertainties affecting ViRexx can be found in the Company’s Annual Information Form. Additional information relating to ViRexx, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com or at the Company’s web site at www.virexx.com.

Outlook

ViRexx is a research and development company, with its primary focus being the development and commercialization of its product candidates. As such, the Company’s focus is not earnings but rather that the Company has sufficient resources to fund its development programs. Prior to commercialization, the Company expects to continue to incur operating losses in 2005 and future years as the development of the Company’s drug programs continues. Net research and development costs are expected to continue to increase in 2005 from those incurred in 2004 as the Company advances the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C.

The Company as of September 30, 2005 had $8,319,266 in cash equivalents and short-term investments as compared with $9,462,988 as of December 31, 2004. As such, the Company believes it has adequate financial resources to fund planned operations into the third quarter of 2006.

Over the longer term, the Company expects that it will require additional financing and plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

Critical Accounting Policies and Estimates

In preparing the Company’s financial statements, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of the Company’s research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Research and Development

The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with product candidates in clinical trials do not necessarily meet these criteria. The Company's development costs do not meet the following two criteria: (i) the technical feasibility of the product candidates or process has been established; and (ii) the future market for the product candidates or process is clearly defined. With regard to (i), the Company’s strategic partner, United Therapeutics, continues enrollment of a Phase III clinical study for OvaRex® MAb and the Company continues enrollment of a Phase I clinical study for Occlusin™ Injection. Until the appropriate clinical studies have been completed, the technical feasibility of these product candidates will not be known. With regard to (ii), the future market for the product candidates will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product candidates, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application or Biologics License Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product candidates can be marketed. For these reasons, the Company's development costs are expensed and not capitalized.

Long-lived Assets

The Company accounts for the impairment of long-lived assets in accordance with CICA 3063 “Impairment of Long-lived Assets.” In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of the asset is not recoverable from undiscounted cash flows attributable to the asset, then an impairment loss is measured by comparing the carrying amount of the asset to its fair value.

Forward-looking Statements

Except for historical information, this “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.